                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

      LEGEND PROPERTIES, INC. (FORMERLY BANYAN MORTGAGE INVESTMENT FUND)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        52465P 10 3 (formerly 06682P106)
          ------------------------------------------------------------
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                               RGI Holdings, Inc.
                                U.S. Bank Centre
                           1420 5th Avenue, 42nd Floor
                         Seattle, Washington  98101-2333
                                 (206) 464-0200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page 23

CUSIP No. 06682P106                   13D                 Page  2  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Kjell I. Rokke
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Norway
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P706                   13D                 Page  3  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI (Antilles) N.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Netherlands Antilles
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  4  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI (Europe) B.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     The Netherlands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  5  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI (Denmark) ApS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Denmark
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  6  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Resource Group International Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        6,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,956,316
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        6,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,956,316
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  7  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI Real Estate, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,956,316
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,956,316
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,956,316
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     78.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  8  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    4,956,316
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    4,956,316
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,956,316
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

       78.9
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Legend Properties, Inc. (formerly Banyan Mortgage Investment Fund), a Delaware corporation (the "Registrant"). The address of the principal executive offices of the Registrant is U.S. Bank Centre, 1420 5th Avenue, 42nd Floor, Seattle, Washington 98101-2333.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective December 31, 1996 RGI/US was merged with and into the Registrant in accordance with the General Corporation Law of the State of Delaware and the Washington Business Corporation Act, the separate existence of RGI/US ceased, and the Registrant was the surviving corporation. In connection therewith, each of the 1,000 issued and outstanding shares of RGI/US common stock (all of which was held by RGI Holdings) was converted into 4,386,986 newly-issued shares of Registrant Common Stock (the "Exchange Ratio").

ITEM 4.   PURPOSE OF TRANSACTION.

Effective December 31, 1996 RGI/US was merged with and into the Registrant in accordance with the General Corporation Law of the State of Delaware and the Washington Business Corporation Act, the separate existence of RGI/US ceased, and the Registrant was the surviving corporation. In connection therewith, each of the 1,000 issued and outstanding shares of RGI/US common stock (all of which was held by RGI Holdings) was converted into 4,386,986 newly-issued shares of Registrant Common Stock (the "Exchange Ratio").

A copy of the amendment to the Merger Agreement is attached to this Schedule as
Exhibit 4 and the above description of the Merger Agreement is qualified in its entirety by reference to Exhibit 1 and Exhibit 4, which are incorporated by reference in their entirety.

The Registrant's stockholders also approved amendments to the Registrant's Certificate of Incorporation to reclassify, combine and convert each 25 issued and outstanding shares of Banyan Common Stock into one issued and outstanding share (the "Reverse Split") and to add an additional outside and inside director to the Board. Pursuant to the Amendments, the Registrant's Certificate of Incorporation Board of Directors is no longer classified and all directors will be elected annually. The stockholders also elected Olav Ravhaag, the Chief Financial Officer and Secretary of RGI, Inc. to the Registrant's Board.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

Based upon the 1,892,301 (post-reverse split) shares of the Registrant's Common Stock outstanding as disclosed on the Registrant's Quarterly Report in Form 10-Q for the Quarter ended September 30, 1996, together with the 4,386,986 shares of Common Stock issued to RGI Holdings in the Merger:

     RGI Holdings beneficially owns 4,956,316 shares of Registrant Common Stock, which constitutes approximately 78.9% of the outstanding shares of Registrant Common Stock; and

     RGI Real Estate, as the owner of 80.45% of RGI Holdings, may be deemed to beneficially own the 4,956,316 shares of the Registrant Common Stock beneficially owned by RGI Holdings. Each of RGI Holdings and RGI Real Estate disclaims beneficial ownership of the 6,400 shares owned by RGI International, a parent entity and the filing of this Schedule shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Schedule.

     RGI International beneficially owns 6,400 shares of Registrant Common Stock, which constitutes approximately 0.10% of the outstanding shares of Banyan Common Stock; in addition, RGI International, as an intermediate parent holding company for RGI Holdings, may be deemed to beneficially own the 4,956,316 shares of Registrant Common Stock beneficially owned by RGI Holdings.

     Each of RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International (as well as Mr. Rokke, as the majority shareholder of RGI Antilles, the ultimate parent holding company), may be deemed to beneficially own the shares of Registrant Common Stock beneficially owned by RGI International and RGI Holdings, all of which constitutes 4,962,716 shares of Registrant Common Stock or approximately 79.0% of the outstanding shares of Registrant Common Stock.

          (b)

RGI Holdings has sole power to vote and dispose of 4,956,316 shares of Registrant Common Stock. RGI Real Estate, as the 80.45%-parent corporation of RGI Holdings, may be deemed to share the power to vote and dispose of the 4,956,316 shares of Registrant Common Stock over which RGI Holdings has sole voting and dispositive power.

RGI International has sole power to vote and dispose of 6,400 shares of Registrant Common Stock beneficially owned by it, and as a parent holding company of RGI Real Estate, may be deemed to share the power to vote and dispose of the 4,956,316 shares of Registrant Common Stock over which RGI Real Estate has shared voting and dispositive power.

Each of RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International (as well as Mr. Rokke, as the majority shareholder of RGI Antilles, the ultimate parent holding company), may be deemed to have shared power to vote and dispose of the 4,962,716 shares of Registrant Common Stock over which RGI International and/or RGI Holdings have sole or shared voting and dispositive power.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated this 31st day of December, 1996

     /s/
     ------------------------------
     Kjell I. Rokke


     RGI (Antilles ) N.V.

     By:/s/
        ------------------------------
     Name: Kjell I. Rokke
     Its:  Managing Director


     RGI (Europe) B.V.

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Managing Director


     RGI (Denmark) ApS

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Director


     RESOURCE GROUP INTERNATIONAL, INC.

     By:  /s/
        ------------------------------
     Name:  David A. Herrick
     Its:  Treasurer

     RGI REAL ESTATE, INC.

     By:  /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President



     RGI HOLDINGS, INC.

     By:   /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President

                                  EXHIBIT INDEX


                                                                  Sequential
       Exhibit                                                       Page
       Number                       Description                     Number
       -------                      -----------                   ----------

          1        Agreement and  Plan of Merger  among RGI/US,
                   Holdings and Banyan, dated as of April 12, 1996 as amended and restated as of May 20, 1996. Incorporated by reference to
                   Exhibit 2(i) to Banyan  Current Report  on
                   Form 8-K filed on  May 29, 1996 (File No. 1-
                   9885).                                             -

          2        Promissory Note for Initial Shares                 *

          3        Stock Pledge Agreement                             *

          4        Amendment to  Agreement and  Plan of  Merger
                   among RGI/US, Holdings and Banyan, dated  as
                   of September  17,  1996.    Incorporated  by
                   reference  to  Exhibit  2.1  to  the  Banyan
                   Registration Statement on Form S-4  filed on
                   September 20, 1996. (File No. 333-12415)           -

          5        Professional Services Agreement dated
                   August 6, 1996 between RGI/US, RGI Holdings
                   and Goodman Financial Services, Inc.               **

          6        Common  Stock  Purchase  and Sale  Agreement
                   dated December 3, 1996 by and among  RGI
                   Holdings, Jack Hofert and Marilyn Hofert.          ***
          7        Common  Stock  Purchase  and Sale  Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings and Robert Howard.                        ***

          8        Common Stock Purchase and Sale Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings and Erste  Osterreichishe Sparkasse
                   (First Austrian Bank).                             ***

          9        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and Charles F. Trapp.                              ***

         10        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and SMC Somerset Kensington, L.P.                  ***

         11        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and John Patrick Kneafsey.                         ***

         12        Common Stock Purchase and Sale Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings, Gabriel Capital, L.P., Ariel Fund
                   Limited and Ariel Management Corp.                 ***

__________

* Filed as an exhibit to initial Schedule 13D and not restated pursuant to Rule 13d-2(c).
**   Filed as an exhibit to Amendment No.1 to Schedule 13D.
***  Filed as an exhibit to Amendment No.2 to Schedule 13D.